Kibin, Inc.

Financial Statements

For the Years Ended December 31, 2014 and 2015

Kibin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
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Table of Contents

Kibin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
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Balance Sheets
(in USD)

	December 31,	
	2014	**2015**
Assets		
Current assets		
Cash	$ 213,039	$ 105,271
Other current assets	-	4,607
Total current assets	213,039	109,878
Equipment, net	15,048	11,149
Other noncurrent assets	218,893	221,631
Total assets	$ 446,980	$ 342,658
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 37,500	$ 467
Note payable	-	9,744
Accrued liabilities	41,705	28,997
Deferred revenues	-	19,664
Total current liabilities	79,205	58,872
Convertible Notes Payable	491,548	577,657
Common stock		
Common stock; par value of $0.001 per share; 15,000,000 shares authorized; 10,605,859 shares issued and outstanding as of December 31, 2015	10,606	10,606
Additional paid-in capital	53,172	67,663
Retained earnings (accumulated deficit)	(187,551)	(372,140)
Total stockholders' equity (deficit)	(123,773)	(293,871)
Total Liabilities and Stockholders' Equity	$ 446,980	$ 342,658

Kibin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
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Income Statements
(in USD)

| | Years Ended December, 31 | |
	2014	2015
Revenues	$ 407,227	$ 579,304
Cost of revenues	183,133	286,627
Gross profit	224,094	292,677
Operating expenses		
Sales & marketing expenses	59,066	89,090
Research & development expenses	158,395	151,240
General & administrative expenses	221,318	241,958
Total operating expenses	438,779	482,288
Operating income (loss)	(214,685)	(189,611)
Other income / (loss)	2,738	2,740
Income tax benefit (expense)	(2,155)	2,282
Net income (loss)	$ (214,102)	$ (184,589)

Kibin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
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Statements of Stockholders' Equity
Years Ended December 31, 2014 and 2015
(in USD)

	Common Stock		Additional Paid-In Capital	Retained Earnings / (Accumulated Deficit)	Total Stockholders' Equity / (Deficit)
	Shares	**Amount**			
Balances - December 31, 2013	10,605,859	$ 10,606	$ 50,000	$ 26,551	$ 87,157
Stock-based compensation	-	-	3,172	-	3,172
Net income (loss)	-	-	-	(214,102)	(214,102)
Balances - December 31, 2014	10,605,859	10,606	53,172	(187,551)	(123,773)
Stock-based compensation	-	-	14,491	-	14,491
Net income (loss)	-	-	-	(184,589)	(184,589)
Balances - December 31, 2015	10,605,859	$ 10,606	$ 67,663	$ (372,140)	$ (293,871)

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Kibin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
_____

Statements of Cash Flows
(in USD)

	Year Ended December 31,	
	2014	**2015**
Cash Flows from Operations		
Net income (loss)	$ (214,102)	$ (184,589)
Adjustments to net loss		
Accrued interest on convertible notes	27,970	36,109
Accrued interest on note payable	-	2,205
Stock-based compensation	3,172	14,491
Depreciation and amortization	2,130	3,899
Changes in assets and liabilities		
Other assets	(5,963)	(7,345)
Accounts payable	-	467
Accrued liabilities	41,705	(12,708)
Deferred revenues	-	19,664
Total Cash Flows from Operations	(145,088)	(127,807)
Cash Flows from Investing		
Purchase of assets	(17,178)	-
Total Cash Flows from Investing	(17,178)	-
Cash Flows from Financing		
Issuance of convertible notes payable	300,000	50,000
Issuance of note payable	37,500	19,500
Repayment of note payable	-	(49,461)
Total Cash Flows from Financing	337,500	20,039
Total Cash Flows	175,234	(107,768)
Beginning Cash Balance	37,805	213,039
Ending Cash Balance	$ 213,039	$ 105,271

Kibin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
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Note 1 – Company

Kibin, Inc. ("Kibin" or the "Company") was incorporated as a Delaware corporation on March 29, 2011. The Company's headquarters are in Berkeley, California. Kibin provides written English proofreading, editing and writing coaching to consumers and businesses through its online platform, through which customers can upload documents and receive edited versions, with comments, within a specified timeframe.

Note 2 – Cash

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable. Cash balances were approximately $213,000 and $105,000 as of December 31, 2014 and 2015, respectively.

Note 3 – Other Current Assets

Other current assets totaled $0 and approximately $5,000 at December 31, 2014 and 2015, respectively. The balance at December 31, 2015 consists of approximately $1,000 of deferred loan costs, which are being amortized as the related loan is repaid, and approximately $4,000 of deferred costs that are directly related to deferred revenues (see Note 8).

Note 4 – Equipment

Equipment consists of purchased computer equipment, as well and furniture and office equipment, net of accumulated depreciation. Computer equipment is being depreciated over three years, and furniture is being depreciated over five years.

Net equipment balances were approximately $15,000 and $11,000 as of December 31, 2014 and 2015, respectively. Accumulated depreciation totaled approximately $2,000 and $6,000 as of December 31, 2014 and 2015, respectively.

Depreciation expense was approximately $2,000 and $4,000 for the years ended December 31, 2014 and 2015, respectively.

Note 5 – Other Noncurrent Assets

Other noncurrent assets consist primarily of notes receivable arising from loans made by the Company to its cofounders, and also a security deposit on the Company's lease of its headquarters office space. Other noncurrent assets totaled approximately $219,000 and $222,000 at December 31, 2014 and 2015, respectively.

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Kibin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015
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Note 6 – Notes Payable

Notes payable consist of amounts owed to lenders for short-term loans to the Company. The notes payable balance was approximately $37,500 and $10,000 as of December 31, 2014 and 2015, respectively.

Note 7 – Accrued Liabilities

Accrued liabilities consist of obligations incurred but not yet paid as of the balance sheet date. Such amounts consist primarily of payroll and related costs and rent. Accrued liabilities totaled approximately $42,000 and $29,000 at December 31, 2014 and 2015, respectively.

Note 8 – Deferred Revenues

Kibin generates revenues by providing to its customers access to copywriting, editing and proofreading services, via its web site. Customers can make transactional purchases for one-time services, or they can purchase subscriptions, which typically have terms of twelve months, for ongoing access to services.

When customers purchase subscriptions, Kibin collects the full subscription fees up front. The fees from subscription sales are accounted for as deferred revenues, which are classified as a liability on the balance sheet. Deferred revenues represent sales fees collected but not yet earned. Deferred revenues are converted to revenues ratably over the subscription periods, as they are earned. Deferred revenue balances were $0 and approximately $20,000 as of December 31, 2014 and 2015, respectively.

The direct costs of sales are accounted for as deferred costs of revenues, which are classified as other current assets on the balance sheet. (See Note 3.) Deferred costs of revenues are converted to cost of revenues ratably over the same subscription periods as the associated deferred revenues are converted to revenues. Deferred costs of revenues balances were $0 and approximately $4,000 as of December 31, 2014 and 2015, respectively.

Note 9 – Convertible Notes Payable

Since inception, Kibin has raised $495,000 cash in exchange for several convertible notes payable (collectively, referred to as the "Notes"). With some minor exceptions, the terms of the Notes are nearly identical, as described below.

Interest accrues on the Notes at a rates ranging from 5% to 8% per year.

Kibin, Inc.
Financial Statements for the years ended December 31, 2014 and 2015

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If the Company consummates an Equity Financing, defined as selling shares of Preferred Stock with an aggregate sales price of at least $1,000,000, the Notes shall automatically convert into Preferred Stock at a price per share equal to the lesser of: (i) 80% of the price of the issued Preferred Stock; or (ii) $4,000,000 divided by the number of shares and potential shares of Common Stock outstanding, on a fully diluted basis, immediately prior to the Equity Financing.

As of December 31, 2015, approximately $83,000 of interest had accrued under the Notes.

Note 10 – Common Stock

The Company is authorized to issue 15,000,000 shares of Common Stock.

As of December 31, 2015, 10,605,859 shares of Common Stock were issued and outstanding. Of this amount, approximately 9,550,000 shares are held by the Company's original two cofounders, who are still active in the daily management of the Company.

Note 11 – Additional Paid-In Capital

Additional paid-in capital totaled approximately $53,000 and $68,000 as of December 31, 2014 and 2015, respectively. The balance at December 31, 2015 is comprised of a $50,000 convertible security issued to an early investor and approximately $18,000 of cumulative stock-based compensation expense related to stock options.

The convertible security is convertible into equity securities of the Company, when the Company issues such equity securities in a priced investment round totaling at least $1,000,000.

The Company's Board of Directors has reserved 1,192,845 shares of Common Stock for issuance pursuant to the exercise of options to purchase common stock. As of December 31, 2015, options to purchase 596,423 shares of Common Stock, with exercise prices equal to $0.04 per share, are outstanding.

Additionally, a warrant to purchase 59,642 shares of Common Stock, at a price of $0.04 per share, has been granted.

During the years ended December 31, 2014 and 2015, approximately $3,000 and $15,000, respectively, was charged to stock-based compensation expense, with corresponding credits to additional paid-in capital.